Exhibit 99.1

HAOXI HEALTH TECHNOLOGY LIMITED

HAOXI HEALTH TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2025	June 30, 2025
	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$6,801,155	$8,618,461
Accounts receivables, net	27,176	460,272
Advances to suppliers, net	7,376,437	5,699,738
Amounts due from related parties	992,907	—
Prepayments, receivables and other assets, net	125,131	4,826,089
Total current assets	15,322,806	19,604,560

Non-current assets
Investment in convertible bond	4,500,000	—
Property and equipment, net	103,492	108,899
Intangible assets, net	694,667	1,802,667
Operating right-of-use asset	40,015	79,188
Total non-current assets	5,338,174	1,990,754

Total Assets	$20,660,980	$21,595,314

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$1,280,446	$1,307,937
Accounts payables	156,147	153,865
Advance from customers	1,224,178	537,646
Amount due to related parties	57	62,120
Taxes payable	1,681,204	1,307,270
Accrued expenses and other liabilities	9,970	—
Salary and welfare payable	28,008	32,268
Warrant liability	1,414	104,433
Lease liability-current	19,059	79,188
Long-term borrowing-current	31,300	300,338
Long-term accounts payable-current	6,530	—
Total current liabilities	4,438,313	3,885,065

Non-current Liabilities
Long-term accounts payable	—	26,496
Long-term borrowing	266,048	307,323
Total non-current liabilities	266,048	333,819
Total Liabilities	4,704,361	4,218,884

Commitments and contingencies

SHAREHOLDERS’EQUITY:
Class A Ordinary Shares (Par value US$0.0025 per share, 300,000,000 shares authorized, 58,753,028, and 2,205,795 shares issued and outstanding as of December 31,2025 and June 30,2025, respectively)	146,884	5,515
Class B Ordinary Shares (Par value US$0.0025 per share, 100,000,000 shares authorized, and 690,800 and 690,800 shares issued and outstanding as at December 31, 2025 and June 30, 2025, respectively)	1,727	1,727
Additional paid-in capital	18,021,308	12,814,826
(Accumulated deficits)/Retained earnings	(2,281,272)	4,599,887
Accumulated other comprehensive income (loss)	67,972	(45,525)
Total shareholders’ equity	15,956,619	17,376,430

Total liabilities and shareholders’ equity	$20,660,980	$21,595,314

*	Retrospectively restated for effect of reverse share split on January 14, 2025 (see Note 12)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

UNAUDITED CONDNESED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

	Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Revenues	$33,828,346	$23,954,998
Cost of revenues	(32,231,880)	(23,474,605)
Gross profit	1,596,466	480,393

Operating expenses:
Selling and marketing expenses	34,307	30,273
General and administrative expenses	7,180,085	509,915
Research and development expenses	61,170	67,556
Impairment loss on non-current assets	900,000
Total operating expenses	8,175,562	607,744

Loss from operations	(6,579,096)	(127,351)

Other income (loss):
Financial income	64,222	156,742
Financial expense	(25,580)	(23,090)
Other expense	—	(4,224)
Total other income (loss), net	38,642	129,428

(Loss) Income before Income tax	(6,540,454)	2,077

Income tax expense	(340,705)	(234,610)

Net loss	$(6,881,159)	$(232,533)

Comprehensive income
Net loss	$(6,881,159)	$(232,533)
Foreign currency translation gain (loss)	113,497	(46,620)
Total Comprehensive loss	$(6,767,662)	$(279,153)

Loss per ordinary share*
– Basic and diluted	$(1.53)	$(3.20)

Weighted average number of ordinary shares outstanding
–Basic and diluted	4,487,756	72,592

*	Retrospectively restated for effect of reverse share split on January 14, 2025 (see Note 12)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31,
	2025	2024
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(6,881,159)	$(232,533)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation of property and equipment	7,338	9,531
Amortization of intangible assets	208,000	—
Amortization of right-of-use assets	40,200	—
Provision for doubtful accounts	6,020,046	—
Impairment loss on non-current assets	900,000	—
Changes in operating assets and liabilities:
Accounts receivable	436,871	(513,188)
Advances to suppliers	(2,992,883)	(545,599)
Prepayments, receivables and other assets	114,235	13,969
Amounts due from related parties, current	(1,054,970)	—
Long-term prepaid expenses	(20,237)	—
Accounts payables	(554)	26,660
Advance from customers	669,365	(453,648)
Accrued expenses and other liabilities	6,717	(18,163)
Taxes payable	346,054	(497,619)
Operating lease right-of-use assets	—	(120,418)
Operating lease liabilities	(60,933)	79,143
Salary and welfare payable	(4,716)	1,531
Net cash used in operating activities	(2,266,626)	(2,250,334)

Cash flows from investing activities
Purchase of property and equipment	—	(5,135)
Purchase of intangible assets	—	(2,025,063)
Purchases of investments in convertible bond	(4,500,000)	—
Loan to third parties	—	(1,044,625)
Net cash used in investing activities	(4,500,000)	(3,074,823)

Cash flows from financing activities
Proceeds from short-term borrowings	422,253	891,514
Repayment of short-term borrowings	(473,342)	(895,344)
Repayment of long-term borrowings	(318,095)	—
Due from a shareholder	—	53
Deferred listing costs	(905,000)	—
Net proceeds from the follow-on offering	6,200,861	7,749,921
Net cash Provided by financing activities	4,926,677	7,746,144

Effect of foreign exchange rate on cash and restricted cash	22,643	19,703
Net (decrease) increase in cash and cash equivalents	(1,817,306)	2,440,690
Cash and cash equivalents at the beginning of the period	8,618,461	6,655,734
Cash and cash equivalents at the end of the period	$6,801,155	$9,096,424

Supplemental disclosures of cash flow information:
Income tax paid	$1,052	$5,257
Interest paid	$15,591	$22,490
Operating right-of-use asset	$—	119,562

The accompanying notes are an integral part of these consolidated financial statements.

HAOXI HEALTH TECHNOLOGY LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN ACCUMULATED EQUITY

	Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	capital	deficit	income (loss)	equity

Balance as of June 30, 2025	2,896,595	$7,242	$12,814,826	$4,599,887	$(45,525)	$17,376,430
Net Loss	—	—	—	(6,881,159)	—	(6,881,159)
Issuance of ordinary shares	56,467,391	141,169	6,008,463	—	—	6,149,632
Exercise of warrants	79,842	200	103,019	—	—	103,219
Cost directly related to issuing new shares	—	—	(905,000)	—	—	(905,000)
Foreign currency translation gain	—	—	—	—	113,497	113,497
Balance as of December 31, 2025	59,443,828	$148,611	$18,021,308	$(2,281,272)	$67,972	$15,956,619

Balance as of June 30, 2024	1,289,600	$3,224	$10,589,916	$723,207	$(44,392)	$11,271,955
Net loss	—	—	—	(232,533)		(232,533)
Issuance of ordinary shares	1,606,800	4,017	7,745,903	—	—	7,749,921
Foreign currency translation adjustment	—	—	—	—	(46,620)	(46,620)
Balance as of December 31, 2024	2,896,400	$7,241	$18,335,819	$490,674	$(91,012)	$18,742,723

*	Retrospectively restated for effect of reverse share split on January 14, 2025 (see Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS DESCRIPTION

Haoxi Health Technology Limited (“Haoxi”) is a company incorporated under the laws of the Cayman Islands on August 5, 2022. It is a holding company with no business operations.

On August 30, 2022, Haoxi formed its wholly owned subsidiary, Haoxi Information Limited (“Haoxi HK”), in Hong Kong. On October 13, 2022, Haoxi HK formed its wholly owned subsidiary, Beijing Haoxi Health Technology Co., Limited (“WFOE”), in the PRC (the “PRC”).

Beijing Haoxi Digital Technology Co., Ltd. (“Haoxi BJ”) is a limited liability company incorporated on September 26, 2018, under the laws of China.

On November 25, 2022, WFOE acquired 100% equity interest of Haoxi BJ, as a result, Haoxi BJ became a wholly-owned subsidiary of WFOE.

As described below, Haoxi, through a restructuring was accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiary, Haoxi BJ. Accordingly, Haoxi consolidates Haoxi BJ’s operations, assets, and liabilities. Haoxi and its subsidiaries, are collectively hereinafter referred as the “Company.”

Haoxi together with its wholly owned subsidiaries, Haoxi HK, WFOE, and Haoxi BJ, were controlled by the same shareholders before and after the Reorganization and, therefore, the Reorganization is considered one for entities under common control. The consolidation of the Company was accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements (“CFS”).

The Company’s current corporate structure is as follows:

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”). The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany balances and transactions are eliminated upon consolidation. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to the afore-mentioned SEC rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal years ended 2025 and 2024. Operating results for the six-month period ended December 31, 2025 are not necessarily indicative of the results that may be expected for the year ending June 30, 2026.

(b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries for which the Company exercises control and, when applicable, entities in which the Company has a controlling financial interest or the ultimate primary beneficiary.

All transactions and balances between the Company and its subsidiaries were eliminated in the consolidation.

(c) Use of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for expected credit loss, useful lives of property and equipment and intangible assets, impairment of long-lived assets, realization of deferred tax assets. Actual results could differ from those estimates.

(d) Cash and cash equivalents

Cash includes cash on hand and demand deposits placed with banks or other financial institutions, which are unrestricted as to withdrawal or use in accounts maintained with commercial banks. The Company maintains bank accounts in mainland China. Cash balances in bank accounts in mainland China are not insured by the Federal Deposit Insurance Corporation or other programs. Cash balances in bank accounts in mainland China within the People’s Republic of China of less than RMB 500,000 (equivalent to $71,136) per bank are covered by “deposit insurance regulation” promulgated by the State Council of the People’s Republic of China.

(e) Accounts receivables, net

Accounts receivable are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses for estimated losses. Pursuant to the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 326, Financial Instruments - Credit Losses (“ASC 326”), we measure credit losses utilizing a methodology that reflects expected credit losses and consider a broader range of reasonable and supportable information to inform credit loss estimates. We determine an allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance.

(f) Advances to suppliers, net

Advances to suppliers represent balances paid to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers periodically and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Investment in convertible bond

The Company holds a convertible debt security (the “Convertible debt”) issued by a third party (the “Issuer”). The Convertible debt is classified as a held-to-maturity (“HTM”) debt security in accordance with ASC 320, Investments — Debt Securities. This classification reflects the Company’s positive intent and ability to hold the Convertible debt until its contractual maturity date.

The Company has formally determined that the primary investment objective is to earn a stable stream of contractual interest income. The Company has no present intention to exercise the conversion option embedded in the Convertible debt, except in the remote scenario that specific, objectively determinable adverse conditions materialize that would otherwise result in a significant loss of principal. Management has assessed the probability of such conditions as remote as of the reporting date.

The embedded conversion option has not been bifurcated from the host debt instrument. Because the Company is the holder (rather than the issuer) of the Convertible debt, ASC 815-15, Derivatives and Hedging — Embedded Derivatives, does not require the Company to separate the equity conversion feature from the debt host. Accordingly, the entire instrument is accounted for as a single debt security under ASC 320.

The Convertible debt is recognized on the settlement date and is initially measured at cost, which includes the purchase price plus directly attributable transaction costs. The initial carrying amount represents the amortized cost basis at inception.

Any difference between the initial cost and the par value of the Convertible debt constitutes a purchase premium or discount, which is amortized over the remaining contractual term of the instrument. As of December 31, 2025, the carrying amount of the convertible bond investment was $4.5 million

The Company estimates and recognizes an allowance for credit losses on the Convertible debt at each reporting date in accordance with ASC 326-20, Financial Instruments — Credit Losses: Measured at Amortized Cost. As of December 31, 2025, no allowance for expected credit loss for the Convertible debt was recognized.

(h) Property and equipment, net

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Electronic equipment	3 years

(i) Intangible assets, net

Intangible assets include digital assets purchased from third parties, mainly 3D modeling models for various scenarios, which are carried at cost less accumulated amortization and impairment loss, if any. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic live.

Estimated useful lives are as follows:

Category	Estimated useful lives
Digital assets	5 years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j) Impairment of long-lived assets

The Company reviews long-lived assets, including definitive-lived intangible assets and property and equipment, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When such events occur, the Company assesses the recoverability of the asset group based on the undiscounted future cash flows the asset group is expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. If the Company identifies an impairment, the Company reduces the carrying amount of the asset group to its estimated fair value (“FV”) based on a discounted cash flow approach or, when available and appropriate, to comparable market values and the impairment loss, if any, is recognized in “Others, net” in the consolidated statements of comprehensive income (loss). The Company uses estimates and judgments in its impairment tests and if different estimates or judgments had been utilized, the timing or the amount of any impairment charges could be different. Asset groups to be disposed of would be reported at the lower of the carrying amount or FV less costs to sell, and no longer depreciated.

Due to fluctuations in the external environment, particularly the rapid iteration of artificial intelligence technologies, and changes in internal operations, the Company performed a recoverability test on intangible assets. The results indicated that the relevant long-lived assets were impaired as of December 31, 2025. As the estimated fair value of these assets was below their carrying amount, the Company recognized an impairment loss of $900,000.

(k) Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the FV of financial instruments. FV is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level FV hierarchy prioritizes the inputs used to measure FV. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure FV are as follows:

●	Level - 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level - 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level - 3	inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the Company’s financial instruments including cash, restricted cash, accounts receivable, advances to suppliers and other current assets, short-term bank loans, accounts payable, advance from customers, due to related parties and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The FV of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

Warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.(See Note 12)

The Company’s non-financial assets, such as property and equipment would be measured at FV only if they were determined to be impaired.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Advance from customers

The Company presents the consideration that a customer pays before the Company transfers a service to the customer as an advance from customers when the payment is made. Based on the industry characteristics, customers usually need to pay a certain amount of advance payment before placing advertisements on the media. The average settlement cycle of the Company’s advances from customers is around 90 days, and there is no issue of long-term outstanding accounts. As of December 31, 2025 and June 30, 2025, the balances of advances received were $1,224,178 and $537,646 respectively, both representing obligations under signed contracts that have not been fulfilled yet.

(m) Leases

The Company follows Accounting Standards Update (“ASU”) 2016-02, Leases (as amended by ASU 2018-01, 2018-10, 2018-11, 2018-20, and 2019-01, collectively “ASC 842”), using the modified retrospective method. The Company elected not to record assets and liabilities on its consolidated balance sheet for new or existing lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term.

At the commencement date of a lease, the Company recognizes a lease liability for future fixed lease payments and a right of use (“ROU”) asset representing the right to use the underlying asset during the lease term. The lease liability is initially measured as the present value of the future fixed lease payments that will be made over the lease term. The lease term includes periods for which it’s reasonably certain that the renewal options will be exercised and periods for which it’s reasonably certain that the termination options will not be exercised. The future fixed lease payments are discounted using the rate implicit in the lease, if available, or the incremental borrowing rate (“IBR”). The Company will evaluate the carrying value of ROU assets if there are indicators of impairment and review the recoverability of the related asset group. If the carrying value of the asset group is determined to not be recoverable and is in excess of the estimated fair value, the Company will record an impairment loss in other expenses in the consolidated statements of operations.

(n) Revenue recognition

The Company is an online marketing solutions provider which provides customer-tailored internet marketing services based on data analysis technology.

The Company’s revenue is primarily derived from providing online advertising services. Revenue represents the amount of consideration that the Company is entitled to in exchange for the transfer of promised services in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). Consistent with the criteria of ASC 606, the Company recognizes revenue when the performance obligation in a contract is satisfied by transferring the control of a promised service to a customer. The Company also evaluates whether it is appropriate to record the gross amounts of services sold and the related costs, or the net amounts earned as commissions. Payments for services are generally received after deliveries. In the event the Company receives an advance from a customer, such advance is recorded as a liability to the Company.

Online Marketing Solutions Services

The Company provides one-stop online marketing solutions, including traffic acquisition from top online media platforms, content production, data analysis and advertising campaign optimization, to its advertisers. The term “traffic acquisition” refers to the process of advertising and acquiring a target audience on online media platforms. The Company’s revenue is performance-based as measured by ad performance data, and pricing model, and it primarily bills their advertisers using Cost Per Mille (“CPM”) model.

CPM, which stands for Cost Per Mille, is a mobile advertising pricing model. In this model, when internet users view an advertisement one thousand times, the advertiser needs to pay the huge platform or the Company, and the fee is calculated by multiplying the cost per thousand impressions charged to the advertiser by the number of impressions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Media partners may also grant to it rebates mainly based on gross advertisement spending (i) in the form of advance for future traffic acquisition; (ii) to net off the account payables the Company owed to them; or (iii) in cash.

Under this business model, the Company is the primary obligor and responsible for (i) identifying and contracting with third-party advertisers which the Company views as customers, and delivering the specified integrated services to the advertisers; (ii) bearing certain risks of loss to the extent that the cost incurred for producing contents, formulating advertisement campaign and acquiring user traffic from online media platforms cannot be compensated by the total consideration received from the advertisers, which is similar to inventory risk; and (iii) performing all the billing and collection activities, including retaining credit risk. The Company assumes ownership of the specified service before it is delivered to the advertiser and acts as the principal of these arrangements and therefore recognizes revenue earned and costs incurred related to these transactions on a gross basis. Under this business model, the rebates earned from media partners are recorded as a reduction of cost of services.

The core principle underlying revenue recognition in ASC 606 is that the Company recognizes revenue for the transfer of services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time. The Company’s advertising service contracts have one single performance obligation, being the promise to display customers’ advertisement on the media platform. The services, such as content production, data analysis and advertising campaign optimizations, are performed as inputs to produce or deliver the output specified by the customer, and are interrelated, thus each of services cannot be separately performed to fulfil the promise and is, therefore, not distinct. Under ASC 606, the relevant revenue recognition methods are as follows: The Company provides ad delivery services to customers on the Oneline Platform under the CPM model. The transfer of service control is determined by “every one thousand valid ad impressions completed”. When the ad completes one thousand impressions, the revenue will be recognized simultaneously.

Pursuant to the requirements of ASC 606, when an advertisement completes each thousand-impression unit, control of the service is transferred to the customer. At this point, the point-in-time criteria for revenue recognition are met. The Company calculates the transaction price to be recognized in the current period using the formula “agreed-upon CPM unit price*number of completed thousand-impression units” and recognizes revenue based on this calculation.

(o) Cost of revenue

The Company’s cost of revenue is costs for providing marketing solution services on an incurred basis, and consists primarily of the purchase of online traffic from third-party media platforms after deducting rebates, and salaries and benefits for staff providing marketing solution services including content production, data analysis and advertising campaign optimizations.

(p) Research and development expenses

Research and development expenses include costs directly attributable to the conduct of research and development projects, primarily consist of salaries and other employee benefits. All costs associated with research and development are expensed as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(q) Income tax

The Company’s subsidiaries in mainland China and Hong Kong are subject to the income tax laws of mainland China and Hong Kong. No taxable income was generated outside the PRC for the six months ended December 31, 2025 and 2024. The Company accounts for Income tax in accordance with ASC 740, Income tax. ASC 740 requires an asset and liability approach for financial accounting and reporting for Income tax and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for Income tax in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31,2025 and June 30, 2025.

(r) Value added tax (“VAT”)

Sales revenue is the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rate is approximately 6%. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. The Company recorded a VAT payable or receivable net of payments in the accompanying CFS. All of the VAT returns filed by the Company’s subsidiaries in the PRC, remain subject to examination by the tax authorities for five years from the date of filing.

(s) Warrant liabilities

The Company accounts for the warrants issued in connection with ordinary shares in accordance with Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging - Contracts in Entity’s Own Equity (“ASC 815-40”).

ASC 815-40 establishes criteria to determine whether a warrant (or similar contract) should be classified as equity or a liability. Specifically, a warrant is classified as equity only if it meets the “fixed-for-fixed” condition—i.e., it entitles the holder to receive a fixed number of the entity’s own shares in exchange for a fixed amount of cash or other consideration, with no provisions that could result in variable settlement (such as downward adjustments to the exercise price, contingent settlement based on future events, or mandatory cash settlement). If a warrant fails to meet these criteria (e.g., due to variable settlement terms), it is classified as a liability.

The Company’s warrants do not meet the “fixed-for-fixed” condition for equity classification under ASC 815-40, and thus are accounted for as liabilities. Accordingly, at initial recognition, the Company measures such warrants at their fair value and classifies them as liabilities. This warrant liability is re-measured at each balance sheet date until exercised or expired, with any changes in fair value recognized in the consolidated statements of operations. As of December 31, 2025, the cumulative change in fair value of the warrant liability was $6.76 million.

(t) Loss per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. As of December 31,2025 and December 31, 2024, there were no dilutive securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Comprehensive income

Comprehensive income consists of two components, net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ equity but are excluded from net loss. Other comprehensive income (loss) consists of foreign currency translation adjustment from the Company not using U.S. dollar as its functional currency.

(v) Foreign currency translation and transactions

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Company’s CFS are reported in the U.S. Dollars (“US$” or “$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts for assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in shareholders’ equity. Gains and losses from foreign currency transactions are included in the Company’s Consolidated Statements of Operations and Comprehensive Income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in preparing the unaudited CFS:

	As of December 31, 2025	As of June 30, 2025	Six Months Ended December 31, 2025	Six Months Ended December 31, 2024
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:USD1	7.0288	7.1586	7.1048	7.1373

(w) Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on the management’s assessment, the Company determined it has only one operating segment and therefore one reportable segment as defined by ASC 280. The Company’s assets are substantially all located in the PRC and substantially all of the Company’s revenues and expenses are derived from the PRC. Therefore, no geographical segments are presented.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x) Significant risks

Currency risk

Most of the Company’s expense transactions and assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittances.

The Company maintains bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not provide complete protection for the Company’s accounts, as its aggregate deposits are higher than the compensation limit, which is RMB500,000 for one bank ($71,136). However, the Company believes the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes those Chinese banks that hold the Company’s cash, restricted cash and short-term investments are financially sound based on publicly available information. Other than the deposit insurance mechanism in the PRC mentioned above, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance.

Concentration and credit risk

Currently, all of the Company’s operations are in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in U.S. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittances abroad, and rates and methods of taxation, among other things.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, restricted cash, accounts receivable, accounts receivable – related parties, advances to suppliers and amounts due from related parties. A portion of the Company’s sales are credit sales to customers whose ability to pay is dependent upon industry economics prevailing in these areas; however, concentrations of credit risk with respect to trade accounts receivable is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk.

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposits and borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Other uncertainty risk

The Company’s major operations are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the Company’s business, financial condition, and results of operations.

The Company’s major operations in the PRC are subject to special considerations and significant risks not typically associated with companies in U.S. These include risks associated with, among others, the political, economic, and legal environment. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, and rates and methods of taxation, among other things. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

(y) Related parties

A party is considered related to the Company if it directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence the management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

(z) Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Income tax (Topic 740): Improvements to Income Tax Disclosures, which requires, among other things, additional disclosures primarily for the income tax rate reconciliation and Income tax paid. The expanded annual disclosures are effective for the year ending December 31, 2025. The Company adopted ASU 2023-09 as of December 31, 2025, with no material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU may be applied either prospectively to financial statements issued for reporting periods after its effective date or retrospectively to all prior periods presented in the financial statements. The Company is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLES

Accounts receivables, net consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)
Accounts receivables	$47,036	$479,772
Less: allowance for expected credit loss	(19,860)	(19,500)
Accounts receivables, net	$27,176	$460,272

The movement of allowance for credit loss is as follows:

	December 31, 2025	June 30, 2025
	(Unaudited)
Opening balance	$19,500	$—
Addition	360	19,500
Ending balance	$19,860	$19,500

NOTE 4 – ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)
Advances for products and services purchasing from third parties	$8,803,639	$5,699,738
Less: allowance for expected credit loss	(1,427,202)	—
Advances to suppliers, net	$7,376,437	$5,699,738

*	As the Company discontinued the expansion of its overseas user acquisition and traffic investment business, the advances previously paid to overseas traffic suppliers are no longer expected to be recoverable. Accordingly, the Company has recognized an allowance for doubtful accounts related to such advances.

NOTE 5 – PREPAYMENTS, RECEIVABLES AND OTHER ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)
Loans to third parties (1)	$4,585,103	$4,585,103
Other receivables	132,956	268,924
Subtotal	4,718,059	4,854,027
Less: allowance for expected credit loss	(4,592,928)	(27,938)
Prepaid expenses and other current assets	$125,131	$4,826,089

(1)

The first category is loans issued to business partners for short-term working capital. The loan term is within 1 year, with an annual interest rate of 8%, and interest is paid semi-annually.

Among these, the US$1.5 million loan of Borrower A was extended on March 11, 2025, with the maturity date of the extended loan being March 12, 2026. The US$0.5 million loan of Borrower A was extended on June 16, 2025, and the maturity date of the extended loan is June 16, 2026. The US$1 million loan of Borrower A was matured on November 11, 2025. The US$1.02 million loan of Borrower B was extended on February 15, 2025, and the maturity date of the extended loan is February 15, 2026.

The second category is the funds facilitated to a third party for higher yield of idle funds. As of June 30, 2025, the company has paid a total of $500,000. The maturity date of this entrusted fund is 203 days, with a yield rate of 4.3%. Among this, $150,000 matured on August 13, 2025. The company re-entrusted the total matured principal and earnings of $153,587, and the updated maturity date is March 14, 2026. The maturity date of the remaining $350,000 entrusted fund is October 28, 2025.

As of December 31, 2025, the Company evaluated the recoverability of the aforementioned loans and entrusted funds. Based on its assessment, the Company concluded that there existed significant risks regarding the collectibility of these financial assets and accordingly recognized an allowance for credit losses amounting to US$4,585,103 in respect of such assets.

Individual loan exceeding 5% of current assets are as following:

	31-Dec-25
Name of The Borrowers	Principal Amount	Annual Interest Rate	Interest Receivable As of December 31, 2025	Contract Term
Borrowers A	$1,500,000	8%	$5,836	2025.03.11-2026.03.12
Borrowers A	1,000,000	8%	$20,411	2024.11.12-2025.11.11
Borrowers B	$1,020,000	8%	$31,199	2025.02.15-2026.02.15

	30-Jun-25
Name of The Borrowers	Principal Amount	Annual Interest Rate	Interest Receivable As of June 30, 2025	Contract Term
Borrowers A	$1,500,000	8%	$5,836	2025.03.11-2026.03.12
Borrowers A	1,000,000	8%	$20,411	2024.11.12-2025.11.11
Borrowers B	$1,020,000	8%	$31,199	2025.02.15-2026.02.15

The movement of allowance of doubtful accounts is as follows:

	As of December 31, 2025	As of June 30, 2025
	(Unaudited)
Opening balance	$27,938	28,063
addition	4,564,990	(125)
Ending balance	$4,592,928	$27,938

NOTE 6 – PROPERTY AND EQUIPMENT, NET

Property and equipment, stated at cost less accumulated depreciation, consisted of the following:

	December 31, 2025	June 30, 2025
	(Unaudited)
Electronic equipment	$158,629	$155,753
Less: accumulated depreciation	(55,137)	(46,854)
Property and equipment, net	$103,492	$108,899

Depreciation expense was $7,338 and $9,531 for the six months ended December 31,2025 and 2024, respectively

NOTE 7 – INTANGIBLE ASSETS, NET

	December 31, 2025	June 30, 2025
	(Unaudited)
Licensed digital assets	$2,080,000	$2,080,000
Less: accumulated amortization	(485,333)	(277,333)
Less: Impairment*	(900,000)	—
Intangible assets, net	$694,667	$1,802,667

*	Due to fluctuations in the external environment, particularly the rapid iteration of artificial intelligence technologies, and changes in internal operations, the Company performed a recoverability test on intangible assets. The results indicated that the relevant long-lived assets were impaired as of December 31, 2025. As the estimated fair value of these assets was below their carrying amount, the Company recognized an impairment loss of $900,000.

Amortization was $208,000 and $nil for the six months ended December 31,2025 and 2024, respectively

Estimated Amortization Expenses:

Year Ending December 31
2026	181,217
2027	181,217
2028	181,217
2029	151,015
Total	$694,667

NOTE 8 – LEASES

On June 24, 2019, Haoxi BJ entered into an office lease with an individual (the “Landlord 1”). The lease was from July 1, 2019 to July 1, 2021, and annual rental was RMB431,460 ($65,103). On June 21, 2021, Haoxi BJ extended the lease to June 30, 2023, with an annual payment of RMB675,120 ($104,555), to be paid quarterly. On May 12, 2023, Haoxi BJ extended the lease from July 1, 2023 to March 31, 2024. On March 25, 2024, Haoxi BJ extended the lease from April 1, 2024 to June 30, 2024. On July 9, 2024, the Company renewed the lease from July 1, 2024 to June 30, 2026.

On July 29, 2022, Haoxi BJ entered into an office lease with an individual (the “Landlord 2”) at Room 902, Unit 1, Floor 9, Wantong Tower, Jia No.6, Chao Yang Men Wai Ave., Chaoyang District, Beijing, China. The lease was from August 8, 2022 to August 7, 2024, and annual rental of RMB660,000 ($92,189) to be paid every four month, the Company renewed the lease from August 8, 2024 to August 7, 2025. The Company elected not to record an Operating lease right-of-use assets for short-term leases that have a term of less than 12 months. The cost of short-term leases was recognized in the consolidated statements of operations on a straight-line basis over the lease term.

These leases do not contain any material residual value guarantees or material restrictive covenants, and the extended lease contract does not contain options to extend at the time of expiration.

	December 31, 2025	June 30, 2025

Operating lease right-of-use assets	$40,015	$79,188
Operating lease liabilities – current	$19,059	$79,188
Total operating lease liabilities	$19,059	$79,188

NOTE 8 – LEASES (cont.)

The weighted-average remaining lease term and the weighted-average discount rate of the lease is as follows:

December 31, 2025
Weighted-average remaining lease term	6 month

Weighted-average discount rate	4.5%

The following table summarizes the maturity of operating lease liabilities as of December 31 ,2025:

12 months ending December 31,	Operating
(Unaudited)
2026	$20,957
Total lease payments	20,957
Less: imputed interest	(1,898)
Total lease liabilities	$19,059

NOTE 9 – LONG TERM PAYABLE

On February 7, 2023, Beijing Haoxi signed an auto loan with Mercedes-Benz Auto Finance Co., Ltd. for RMB800,000 ($112,252) to purchase a car worth RMB1,000,000 ($140,315) with a down payment of RMB200,000 ($28,063). The loan repayment period is 3 years with a monthly installment of RMB24,698 ($3,466). Mr. Xu Lei was the guarantor. As of December 31, 2025 and June 30, 2025, long-term payable were $6,530 and $26,496 (current portion of $6,530 and non-current portion of $nil), respectively. As of December 31, 2025 and June 30, 2025, the unrecognized financing expense amortized was $12,183 and $10,093 , respectively. The remaining unrecognized financing expense was $498 and $2,395 , respectively.

As of December 31, 2025
Long-term accounts payable-current	$7,028
Unrecognized financing expense	(498)
Long-term accounts payable-current, net	$6,530

As of June 30, 2025
Long-term accounts payable-non-current	$27,601
Unrecognized financing expense	(1,105)
Long-term accounts payable-non-current, net	$26,496

The weighted-average remaining loan term and the required rate of return required by the lender is as follows:

December 31, 2025
Weighted-average remaining lease term	2 month

The required rate of return required by the lender	6.99%

NOTE 10 – LOANS

Short-term loans of the Company consist of the following:

	December 31, 2025
	(Unaudited)
	Principal Amount	Annual Interest Rate	Contract term
Bank of Communications(2)	$426,815	2.30%	09/24/2025 - 09/24/2026
Bank of China(3)	$853,631	2.15%	06/30/2025 - 06/30/2026
Total	$1,280,446

	30-Jun-25
	Principal Amount	Annual Interest Rate	Loan term
China Construction Bank(1)	$78,227	3.82%	11/13/2024 - 11/13/2025
China Construction Bank(1)	120,834	3.82%	11/13/2024 - 11/13/2025
China Construction Bank(1)	270,723	3.82%	11/13/2024 - 11/13/2025
Bank of China(3)	838,153	2.15%	06/30/2025 - 06/30/2026
Total	$1,307,937

Long-term loans of the Company as of December 31, 2025 consists of the following:

	December 31, 2025
	Principal Amount	Annual Interest Rate	Contract term
Bank of China(4)	31,300	3%	06/30/2025 - 06/30/2027
Long-term loans current total	$31,300

	December 31, 2025
	Principal Amount	Annual Interest Rate	Contract term
Bank of China(4)	$266,048	3%	06/30/2025 - 06/30/2027
Long-term loans non-current total	$266,048

	30-Jun-25
	Principal Amount	Annual Interest Rate	Contract term
Bank of Communications(2)	$300,338	2.85%	11/27/2023 – 11/27/2025
Long-term loans current total	$300,338

	30-Jun-25
	Principal Amount	Annual Interest Rate	Contract term
Bank of China(3)	$307,323	3%	06/30/2025 - 06/30/2027
Long-term loans non-current total	$307,323

(1)	These loans with China Construction Bank carry the fixed interest rate and are unsecured.

(2)	The loans from Bank of Communications are unsecured and carry floating interest rates. The interest rate of each loan is based on the one year Chinese Loan Prime Rate, or LPR, to the agreed “Pricing Benchmark date,” according to the value of addition (subtraction) points agreed upon in the Application for the Use of Loan on the draw date. The applicable date of the Pricing base shall be the draw date, and the applicable LPR value shall be the last published LPR value before the draw date. In connection with the loan with the Bank of Communications, Mr. Lei Xu provided a guarantee for the repayment of the loan.

(3)	In connection with the loan with the Bank of China, Mr. Lei Xu provided a guarantee for the repayment of the loan.

(4)	On June 30, 2025, the Company signed a loan agreement with the Bank of China and obtained a loan of $312,998, with a loan term from June 30, 2025 to June 30, 2027 and a fixed annual interest rate of 3%. In accordance with the repayment plan under the loan agreement, the Company had repaid $15,650 of the loan on December 30, 2025, and shall repay $15,650 respectively on June 30, 2025 and December 30, 2026, with the remaining balance to be repaid on June 30, 2027. In connection with the loan with the Bank of China, Beijing Capital Financing Guarantee Co., Ltd. provided a joint guarantee.

Interest expense for the six months ended December 31, 2025 and 2024 was 25,580 and $23,090 respectively.

NOTE 11 – RELATED PARTY TRANSACTIONS AND BALANCES

The table below sets forth the major related parties and their relationships with the Company as of December 31, 2025, and June 30, 2025:

Name of related parties	Relationship with the Company
Zhen Fan	A shareholder of the Company
Lei Xu	A shareholder of the Company

	December 31, 2025	June 30, 2025
	(Unaudited)
Amounts due to related parties
Zhen Fan	$—	$6,187
Lei Xu	57	55,933
Amounts due to related parties, net	$57	$62,120

	December 31, 2025	June 30, 2025
	(Unaudited)
Amounts due from related parties
Zhen Fan	$992,907	$—
Amounts due from related parties, net	$992,907	$—

*	As of December 31, 2025, Zhen Fan’s account balances primarily include a fund transfers $1,000,000 and accounts payable for reimbursements of $7,093.

NOTE 12 – SHAREHOLDERS’ EQUITY

Ordinary shares

On August 5, 2022, Haoxi’s shareholders approved a Memorandum and Articles of Association, pursuant to which 6,000,000(Pre-consolidation 150,000,000) shares were authorized as Class A ordinary shares and 2,000,000(Pre-consolidation 50,000,000) shares were authorized as Class B ordinary shares with a par value of $0.0025(Pre-consolidation $0.0001) per share (each are hereinafter referred to as “Class A Ordinary Shares” and “Class B Ordinary Shares”, respectively). Holders of Class A Ordinary Shares are entitled to one vote per share and holders of Class B Ordinary Shares are entitled to 10 votes per share. Haoxi issued 690,800(Pre-consolidation 17,270,000) Class B Ordinary Shares to Mr. Fan Zhen and 309,200(Pre-consolidation 7,730,000) Class A Ordinary Shares to Mr. Lei Xu and four other shareholders on August 5, 2022. On November 28, 2022, the Company issued 179,200 (Pre-consolidation 4,480,000) Class A Ordinary Shares to an investor.

The Company completed an IPO on NASDAQ on January 26, 2024, offering 96,000(Pre-consolidation 2,400,000) Class A Ordinary Shares. On March 8, 2024, EF Hutton LLC, the lead underwriter of the IPO, exercised its overallotment option to purchase an additional 14,400(Pre-consolidation 360,000) shares of the Company’s Class A Ordinary Shares at $4.00 per share. The closing date for the sale of the overallotment shares was March 8, 2024.

On September 20, 2024, the Company issued 4,000,000 units to the public at a price of $3.00 per unit. The gross proceeds of the offering, before deducting underwriting fees and other related expenses, was $12,000,000.

Each unit in such offering included: (1) one Class A Ordinary Share (or one pre-funded warrant to purchase one Class A Ordinary Share), (2) one Series A warrant, and (3) one Series B warrant. The pre-funded warrants may be exercised into Class A Ordinary Shares at the price of $0.0001 per share. For the Series A warrants, after issuance, one warrant can be exercised at $3.00 per Class A Ordinary Share initially, and, on the 16th calendar day after the closing date, each Series A warrant has the option of five Class A Ordinary shares, and the exercise price is adjusted to $0.60. For Series B warrant, the option is four Class A Ordinary shares with an exercise price of $0.0001. The number of issuable shares for Series B warrants depends on the exercise status of pre-funded warrants, and the maximum number of issuable shares is determined by a calculation formula. The validity period of the warrant is 5 years.

Due to the impact of the stock reverse split on January 14, 2025, the number of shares to be exchanged in the company’s above-mentioned issued portfolio needs to be reduced at a ratio of 25 to 1. That is, the number of shares issued is 160,000(Pre-consolidation 4,000,000), and the specific number of shares for the warrant exercise is detailed in the following instructions.

On November 27, 2024, the Holders exchanged a total of 159,920 Series A warrants (3,998,000 before the split) by signing a stock exchange agreement., and the Company issued 799,600(Pre-consolidation 19,990,000) Class A ordinary shares on the same day.

NOTE 12 – SHAREHOLDERS’ EQUITY (cont.)

In October, 2024, the Holders exercised an aggregate of 139,890(Pre-consolidation 3,497,241 ) Series B warrants through an alternative cashless exercise option, and the Company issued 559,559(Pre-consolidation 13,988,964) Class A ordinary shares in October, 2024.

On October 30, 2024, the Company issued 13,636(Pre-consolidation 340,910) restricted shares to the IR institution Outside the Box Capital Inc. as compensation.

On January 14, 2025, the Company effected a reverse stock split at a ratio of 25-to-1. All the shares and share price in the accompanying consolidated financial statements and notes have been retrospectively adjusted to reflect the effect of the reverse stock split.

On September 16, 2025, the holders exercised a total of 20,000 Series B warrants through alternative cashless exercise, and the company issued 79,842 Class A common shares in September 2025.

On October 13, 2025, the Company entered into a purchase agreement with investors, agreeing to sell a total of 5,217,391 shares of the Company’s Class A common stock, with a par value of $0.0025 per share, and the total purchase price is approximately $1.2 million.

On November 26, 2025, the Company issued 6.25 million shares of Class A common stock with a par value of US$0.0025 per share. The total gross proceeds from this issuance amounted to $5.0 million.

On December 26, 2025, the holder exchanged a total of 45,000,000 Class A shares by executing a share exchange agreement.

Warrants (“The Warrant”)

Accordingly at initial recognition, the Company classifies such warrants as liabilities at their fair value.

The movement of warrants is as follows:

	As of December 31, 2025
	Valuation	Series A		Series B
	US$	Share	Valuation	Share	Valuation
Balance as of June 30, 2025	$104,433	80	32	20,109	104,401
Issuance(a)	—	—	—	—	—
Exercise(b)	103,828	—	—	20,000	103,019
Fair value changes(c)	—	—	—	—	—
Balance as of December 31, 2025	$1,414	80	32	109	1,382

	As of June 30, 2025
	Valuation	Series A		Series B
	US$	Share	Valuation	Share	Valuation
Balance at beginning of the year	$—	—	—	—	—
Issuance(a)	10,559,739	160,000	4,122,940	160,000	6,436,799
Exercise(b)	3,693,843	159,920	918,183	139,891	3,693,843
Fair value changes(c)	(6,761,463)	—	(3,204,725)	—	(3,556,738)
Balance at end of the year	$104,433	80	32	20,109	104,401

(a)	On September 20, 2024, the Company issued 160,000 (Pre-consolidation 4,000,000) units to public, and each unit in such offering included one Class A Ordinary Share, one Series A warrant and one Series B warrant. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the warrants at the date of issuance was $10,559,739.

(b)

On November 27, 2024, the holder exchanged a total of 159,920 Series A warrants (3,998,000 before the split) by signing a stock exchange agreement. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the Series A warrants at the date of exchange was $918,183.

In October, 2024, the Holders exercised an aggregate of 139,890 (Pre-consolidation 3,497,241 ) Series B warrants through an alternative cashless exercise option. The Company uses the Binominal Tree pricing model to value the warrants, and the fair value allocated to the Series B warrants at the date of exercise was $3,693,843.

On September 16, 2025, the holders exercised a total of 20,000 Series B warrants through alternative cashless exercise, and the company issued 79,842 Class A common shares in September 2025.

(c)	The number of remaining unexercised Series A warrants and Series B warrants is 80 and 109 respectively. The fair value of these warrants as of December 31, 2025 is $1,414. The total gain from changes in the fair value of warrants for the six months ended December 31, 2025 is $nil.

NOTE 12 – SHAREHOLDERS’ EQUITY (cont.)

The fair value of the warrant liabilities was estimated using Binomial Tree Model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its common stock based on historical and implied volatilities of selected peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of December 31,	As of June 30,	As of November 27,	As of October 7,	As of September 20,
	2025	2025	2024	2024	2024
Volatility	64.7%	64.7%	64.6%	63.5%	63.0%
Stock price	1.3	1.3	0.21	0.29	0.58
Expected life of the warrants to convert	4.2	4.2	4.81	4.95	5
Risk free rate	3.7%	3.7%	4.1%	3.9%	3.5%
Dividend yield	0%	0%	0%	0%	0%

Statuary Reserve

In accordance with the Regulations on Enterprises of PRC, WFOE and Haoxi BJ in the PRC are required to provide statutory reserves, appropriated from net profit as reported in the Company’s PRC statutory accounts. They are required to allocate 10% of their after-tax profits to fund statutory reserves until such reserves reach 50% of their respective registered capital. These reserve funds, however, may not be distributed as cash dividends. As of December 31, 2025 and June 30, 2025, the statutory reserves of WFOE and Haoxi BJ have no retained earnings and, thus, are not required to appropriate statutory reserves. As of December 31, 2025 and June 30, 2025, the balances of the statutory reserves were $nil and nil, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Haoxi BJ, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the CFS prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries.

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2025 and June 30, 2025, restricted net assets of the Company’s PRC subsidiaries were $955,366 and $755,505, respectively.